UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 108/2007

DATE: 09/16/07

PEMEX ANNOUNCES SIX IMPORTANT INTERNATIONAL PUBLIC BIDS

•	The contracts are for approximately $12 billion pesos
•	As part of the entity’s new transparency initiatives, it will regularly disclose the details of relevant calls for bids

As part of the integrated strategy that PEMEX has implemented to reinforce transparency and accountability, Petróleos Mexicanos is announcing six international public bids for works in Pemex-Exploration and Production (PEP) facilities.

The estimated value of the contracts is approximately $12 billion pesos.

1.

The first of these bids, number 18575108-050-07, is for rehabilitating platforms and processing centers in off-shore facilities in the Sonda of Campeche using a semi-submergible platform. The subsidiary entity specifies that work should begin on December 12, 2007 and has a deadline of 1,827 calendar days.

2.

PEP also published bid number 18575108-053-07 for the remodeling of facilities and complementary works at processing centers and off-shore satellite platforms in the Gulf of Mexico using a semi-submergible platform. In this case, the works to be performed at facilities in the Sonda of Campeche shall begin on January 7, 2008 and have a deadline of 730 calendar days.

3.

Bid number 185751208-058-07 calls for companies to participate in the installation, recovery, adaptation, revamping and maintenance of structures, equipment, process lines and operation support services at PEP’s facilities in the exclusive economic area of the Gulf of Mexico. The works to be undertaken will begin on December 8, 2007 and will have a deadline of 1,096 calendar days.

4.

Additionally, bid numbers 18575107-058-07 and 18575107-059-07 were published seeking a provider of hotel and meal services, with the support of housing platforms “flotels” packages B and E. Services will be rendered at the Sonda of Campeche and the Gulf of Mexico and the deadlines for delivery are 1,827 and 1,096 calendar days, respectively.

5.	Finally, bid number 18575107-064-07 is for services for the transport of perishable goods in refrigerated containers to off-shore facilities located at the Sonda of Campeche and

Gulf of Mexico using a supply vessel. The deadline is 1,137 calendar days for item one and 1,041 days for items two and three.

Petróleos Mexicanos is committed to transparency.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 110/2007

DATE: 09/29/07

PEMEX’s OPERATING RESULTS (AUGUST 2007)

•	Hurricane Dean impacted August’s operating results
•	The hurricane caused a production deferral of 10.8 million barrels of crude oil and 10.3 billion cubic feet of natural gas
•	In the first eight months of 2007, gas and petrochemicals production has increased
•	Crude oil exports generate U.S. $22.9 billion in sales at an average price of U.S. $55.15 per barrel during the first eight months of the year

As a consequence of the suspension of operations in the Sonda of Campeche and the southern and northern Petróleos Mexicanos regions because of hurricane Dean, the entity was forced to defer production of 10.8 million barrels of crude oil and 10.3 billion cubic feet of gas.

As previously announced, to guarantee the safety of more than 18,000 people who work daily in the area, PEMEX was forced to suspend production in the Sonda of Campeche as well as in the northern and southern regions.

Because of this situation, August’s crude oil extraction amounted to 2.8 million barrels per day, a decrease as compared to production in previous months. If the hurricane had not hit, it is estimated that production during the month would have been 3.2 million barrels of crude oil per day and 6.3 billion cubic feet of natural gas. Both of these estimates are higher than the production attained in July 2007. Therefore, during the period from January to August 2007, crude oil production averaged 3.1 million barrels per day. Notably, the Cantarell field production has been as expected.

Natural gas production for the same period averaged 6.0 billion cubic feet per day. This figure is a new record for the entity.

Another consequence of the preventive measures taken in response to hurricane Dean is a decrease in the exported volume of crude oil which resulted in an average of 1.6 million barrels per day in August, lower than the previous month’s production. As a result, from January to August 2007, crude oil exports by volume averaged 1.7 million barrels per day, which produced a revenue of U.S. $22,940 million with a weighted average sale price of U.S. $55.15 per barrel.

Wet gas processing at PEMEX’s industrial centers increased by 5%, from 4.1 billion cubic feet per day from January to August 2006 to 4.3 billion cubic feet per day for the same period in 2007. Likewise, an increase of 5.4% was achieved in the production of dry gas, averaging 3.6 billion cubic feet per day.

 Regarding the production of petroleum products, Pemex-Refining recorded an average of 1.5 million barrels per day of gasoline, kerosene, diesel, fuel oil and others, and average sales of 1.8 million barrels per day. That volume is 3.2% higher than the sales volume reported for the first eight months of 2006.

Finally, for the first eight months of 2007, Petróleos Mexicanos, through its subsidiary entity Pemex-Petrochemicals, produced a total of 8.2 million tons of petrochemical products. This volume represented an increase in production of 11% as compared to the same period last year.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 113/2007

DATE: 09/21/07

FITCH RAISES PEMEX’S CREDIT RATING

•	Credit rating as a foreign currency issuer went from BBB- to BBB
•	Paying fewer taxes will help put PEMEX in a better financial position
•	First credit raise in five years

Fitch credit rating agency has increased Petróleos Mexicanos credit rating as a foreign currency issuer from BBB- to BBB. This increase was motivated by the improvement in Mexico’s rating, from BBB to BBB+, upon the approval of the Mexican congress of various reforms in PEMEX’s fiscal regime and the treasury reform for Mexico.

The Director General of Petróleos Mexicanos, Dr. Jesús Reyes Heroles G.G., was grateful and pleased for the vote of confidence for the country and the entity, which came about through the consensus achieved between the Mexican Congress and President. On January 15, 2002, Fitch raised PEMEX’s credit rating from BB+ to BBB-.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 114/2007

DATE: 09/21/07
6:30 p.m.

PEMEX GUARANTEES SUPPLY OF LP GAS THROUGHOUT THE COUNTRY

•	No effort has been spared to restart service
•	Private suppliers gradually recover inventories to meet final users’ demand
•	The metropolitan area of the Valley of Mexico has received a volume 75% higher than the regular demand.

1.

On September 10, Petróleos Mexicanos was the victim of terrorist attacks which damaged the Cactus-Guadalajara LPG pipeline. That pipeline supplies the storage centers in Puebla, San Martin Texmelucan, Tepeji del Río, Tula, Abasolo and Guadalajara. The attacks blocked the transportation of liquefied gas through the pipeline, thus affecting the logistics of distribution in the plateau and western part of the country. Other oil facilities were also damaged.

2.

 During the emergency, PEMEX used all human and material resources to fix the damaged pipelines as soon as possible, which allowed operations to restart last Tuesday.

Once pipeline function was restored, the process of filling the pipeline began and liquefied gas was supplied to storage centers on a gradual basis so that private suppliers could recover the inventory levels they had before the emergency. That is expected to be achieved this weekend.

3.

To guarantee the supply of liquefied gas during the emergency, Petróleos Mexicanos delivered this product to suppliers in the plateau from storage centers located in Cactus in Chiapas, Pajaritos and Tierra Blanca in Veracruz, Manzanillo in Colima, Ciudad Madero, Matamoros, and Burgos in Tamaulipas and Cadereyta in Nuevo León. This met most of the demand of the central area of the country.

As of September 18 at 11:30 p.m., when LPG pipeline operation was back to peak capacity, the operation in all system terminals was restarted and a sales record of 346 thousand barrels was recorded, a volume 20% higher than normal.

The metropolitan area of the Valley of Mexico has received extra volume in addition to its normal consumption of 60 thousand barrels per day, 75% higher than the regular demand.

4.	Through a joint effort of PEMEX and the suppliers, the entity maintains its commitment to guarantee LP gas supply in the market.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 115/2007

DATE: 09/24/07

PEMEX DISCLOSES IMPORTANT INTERNATIONAL PUBLIC BIDS

•	Contracts reach about five billion pesos
•	As part of its transparency initiative, PEMEX discloses the details of the call for bids

As part of its integrated strategy launched to reinforce transparency and accountability for its activities, Petróleos Mexicanos announces that it opened three international public bids for the execution of work and rendering of services at Pemex-Exploration and Production (PEP) facilities.

The estimated value of the contracts will be around five billion pesos.

1.

In bid number 18575108-057-07, PEP calls for the revamping and maintenance of offshore platforms located in the Gulf of Mexico using a semi-submergible platform. Work will be carried out at PEP’s facilities located in the Sonda of Campeche with a deadline of 1,826 calendar days starting on December 20 of this year.

2.

On the other hand, in bid number 18575008-016-07, PEP calls for national and foreign enterprises to participate in the bidding process for the leasing (with no option to purchase) of an offshore drilling platform with a minimum drilling capacity of 20,000 feet.

3.

Bid number 18575095-028-07 calls for the integrated service of separating, rectifying, compressing and injecting sour wet natural gas in wells located in the southern region, with free mobility to all fields.

Petróleos Mexicanos confirms its commitment to transparency.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 116/2007

DATE: 09/24/07
3 p.m.

PEMEX-PETROCHEMICALS WILL EXPAND THE PRODUCTION CAPACITY OF ITS ETHYLENE OXIDE PLANT IN MORELOS

•	The expansion will allow plant production to increase by 55 thousand tons per year
•	It will represent an investment of $484.8 million pesos
•	This will encourage the development of the production chain of this important raw petrochemical material while decreasing production costs
•	Derivatives from ethylene oxide are used as supplies in the production of plastic bottles, cosmetics and detergents, among other products
•	National and international enterprises participated in the public bidding process for the work

As part of the strategy focused to strengthen the productive position of Pemex-Petrochemicals, Petróleos Mexicanos announces that, with an investment of 484.8 million pesos, it will expand the production capacity of its ethylene oxide plant in the Morelos Petrochemical Complex by 55 thousand tons per year (an increase of 25% of its total production capacity) via a public work contract.

This subsidiary entity has decided to carry out the expansion project of its ethylene oxide plant in the Morelos Petrochemical Complex from 225 thousand to 280 thousand tons per year because there is potential market demand for the product.

Among the advantages to be attained with the expansion are the following: it will allow the potential market demand for the product to be met, thereby strengthening the market position of Pemex-Petrochemicals; it will help in the development of the production chain of this important raw petrochemical material; and it will decrease its production costs via process optimization.

Pemex-Petrochemicals is currently Mexico’s only manufacturer of ethylene oxide. It produces ethylene oxide at the Morelos and Cangrejera petrochemical complexes in the State of Veracruz.

Its derivatives, such as glycols, ethoxylates, glycol-ethers and ethanolamines are used as supplies for the production of antifreeze, automotive dashboards, plastic bottles, boat hulls, cosmetics and biodegradable detergents, among other products.

On December 5, 2006, Pemex-Petrochemicals invited public bids internationally for the award of the public work contract.

Under a transparent framework, 22 national and international enterprises purchased the bidding rules and six of them delivered technical and finance proposals.

Swecomex, S.A. de CV was awarded the contract which should be completed in the first quarter of 2009.

The ethylene oxide plant at the Morelos Petrochemical Complex started operations on March 18, 1988. Pemex-Petrochemicals uses ethylene and oxygen produced at this important industrial center as inputs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: October 30, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.